SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 7, 2025

CIK No. 0002071288

Ladies and Gentlemen:

On behalf of our client, Lumexa Imaging Holdings, Inc. (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2025, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a second amendment to the Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2. Capitalized terms used but not defined in the Registrant’s responses have the meanings assigned to them in Amendment No. 2.

September 12, 2025

Cover Page

1.

We note the disclosure on page 44 that WCAS and management own a significant percentage of your common stock and will be able to exert significant control over matters subject to stockholder approval and their interests may conflict with the interests of public shareholders. As appropriate, please revise to highlight this disclosure on the cover page and, when available, include the beneficial ownership information.

The Registrant has revised its disclosure on the cover page of Amendment No. 2 to address the Staff’s comment.

Prospectus Summary, Overview, page 4

2.

We note the disclosure that as of June 30, 2025 you and your affiliates operated the second largest outpatient imaging center footprint in the United States, spanning “183 centers across 13 states and includes seven joint venture partnerships with health systems.” To provide context for this disclosure, please revise your disclosure on page 1 to disclose the number of centers that you consolidate as of your most recent period.

The Registrant has revised its disclosure on page 1 of Amendment No. 2 to address the Staff’s comment.

3.

We note your revisions in response to prior comment 4. We note your reference to third-party research firms forecasts for future revenues in the diagnostic services market and references to industry estimates regarding the demand for advanced imaging on pages 3 and 4. Please cite the sources for these forecasted estimates.

The Registrant has revised its disclosures on pages 3, 5 and 76 of Amendment No. 2 to address the Staff’s comment.

4.

We note your response to prior comment 5 and revised disclosure. At an appropriate section of the prospectus, please explain your use of externally sourced artificial intelligence and, as applicable, describe the attendant risks.

The Registrant has revised its disclosures on pages 10 and 83 of Amendment No. 2 to address the Staff’s comment.

Risk Factors, page 30

5.

We note your revisions in response to prior comment 10. We note your statement that the interests of the VIEs may differ from the interests of the Company as a whole. Please expand this disclosure to briefly describe how the VIEs interests may differ from the interests of the Company as a whole, which could limit your ability to effectively operate the VIEs and maximize the economic benefits from them.

The Registrant has revised its disclosures on page 30 of Amendment No. 2 to address the Staff’s comment.

Organizational Structure, page 50

6.	We note your response to comment 11. Please address the following:

•

The organizational diagram indicates that management will have direct ownership interest in Lumexa Imaging Holdings, Inc. whereas other existing shareholders will retain ownership interests in Lumexa Imaging Equity Holdco, LLC. Please disclose the terms associated with management’s interests in Lumexa Imaging Holdings, Inc., including how management’s interests will be determined; and

•	It remains unclear what the terms are of the distribution threshold and how these terms impact the number of shares of common stock that will be issued to holders of common units in Holdings LLC.

The Registrant has revised its disclosures on page 50 of Amendment No. 2 to address the Staff’s comment. The Registrant also respectfully advises the Staff that all common units (and any Incentive Units with a distribution threshold less than a to-be-disclosed amount) that are held by its executive officers and non-employee directors will be converted pro rata into a to-be-disclosed number of shares of the Registrant’s common stock prior the closing of this offering.

September 12, 2025

Business, Lumexa Imaging’s Health System Joint Ventures, page 82

7.

We note your revisions in response to prior comment 18. Please revise to further describe how profits, losses and cash distributions are shared between you and your partners, including the terms of any agreements related to their allocations.

The Registrant has revised its disclosures on page 82 of Amendment No. 2 to address the Staff’s comment.

Note 17. Variable Interest Entities, page F-31

8.	We note your response to comment 24. Please help us better understand your accounting for noncontrolling interests by addressing the following:

•

It appears that the terms associated with the rights and obligations of noncontrolling interests in regard to variable interest entities are specified in the service or franchise agreement. Please provide us with a summary of these rights and obligations;

The Registrant respectfully advises the Staff that the noncontrolling interest holders in its variable interest entities have the following rights and obligations, subject to some variance:

•

the unilateral right and ability to direct all clinical and non-clinical activities of the variable interest entities and the unilateral right and ability to delegate the day-to-day management of such activities to the variable interest entity’s clinical governance board (the “CGB”) and the Registrant’s management service organization (the “MSO”) that manages the variable interest entity pursuant to an administrative services or similar agreement;

•

the unilateral right to elect and remove the directors and officers of the variable interest entity (i.e., this unilateral right and ability to elect and remove the directors and officers of the variable interest entities is not delegated to the CGB or the MSO);

•

if also employed by the variable interest entity, in exchange for the provision of healthcare services and patient care (pursuant to an applicable employment agreement), a variable amount of cash compensation calculated via a formula that is based on the variable interest entity’s net revenues less certain expenses;

•

in exchange for the provision of certain consulting services under an administrative services consulting or other similar agreement, which may be terminated by the MSO at any time, without cause (an “ASCA”), a nominal amount of cash compensation;

•

the noncontrolling interest holders may not sell, assign, transfer, gift, pledge, hypothecate, encumber or otherwise dispose of any of their equity interests in the variable interest entity except to a substitute noncontrolling interest holder designated by the MSO pursuant to a succession agreement (an “SA”); and

•

via an SA, the noncontrolling interest holder’s equity interest in the variable interest entity may be transferred, at the direction of the MSO, to any qualified individual of the MSO’s choosing, upon termination of the related ASCA (i.e., the noncontrolling interest holders are subject to removal by the MSO at any time, without cause, and can be replaced with “new” noncontrolling interest holders chosen by the MSO).

September 12, 2025

The Registrant respectfully advises the Staff that the noncontrolling interest holders in the Franchise Centers have the following rights and obligations, subject to some variance:

•	management of all clinical activities (i.e., the provision of healthcare services to patients);

•

in exchange for the provision of healthcare services at the Franchise Centers (and pursuant to separate professional services agreements), cash compensation in an amount equal to 20% of the net collected revenue for each patient served directly by such noncontrolling interest holder;

•	the noncontrolling interest holders may not transfer their equity interests in the Franchise Centers without the Registrant’s prior written approval; and

•

upon issuance of a certificate of need to the Franchise Center, each noncontrolling interest holder has (1) the obligation to immediately transfer their equity interest in the Franchise Center to the Registrant and (2) the right to collect a $50,000 fee from the Registrant.

•

We note that income of the variable interest entity allocated to third parties is recognized through salary expense. Based on the guidance in ASC 810-10-45, please help us better understand how you determined it was appropriate to record this amount as salary expense rather than as net income or loss attributable to noncontrolling interests. Please clarify how the amount of compensation is determined; and

The Registrant’s VIEs are professional corporations or similar entities that employ medical professionals to provide healthcare services to patients. In exchange for the provision of such healthcare services, the Registrant’s VIEs are obligated to pay their employees (who are, in some cases, also noncontrolling interest holders in such VIEs) cash compensation in amounts that are based on the net revenues generated as a result of the provision of such healthcare services.

The Registrant respectfully advises the Staff that certain noncontrolling interest holders in the Registrant’s VIEs have two separate relationships with the Registrant: one is that of a noncontrolling interest holder in the VIE and the other is that of a medical service provider to patients of such VIE.

The payments made by the Registrant to noncontrolling interest holders as providers of healthcare services are not allocations of income to such noncontrolling interest holder in its capacity as an equity holder; rather, they constitute compensation for the provision of healthcare services.

•	Please address whether the noncontrolling interests are entitled to dividends and what rights the noncontrolling interests have in the event of a liquidation.

The noncontrolling interest holders in the Registrant’s VIEs are entitled to dividends and proceeds on liquidation of the VIEs, but the obligations of the VIEs to pay medical professional compensation and direct expenses and payments to the MSO under the applicable administrative services, or other similar agreements, would not allow for sufficient available cash to pay any such dividends or proceeds on liquidation.

September 12, 2025

Note 20. Segment Reporting, page F-36

9.

Pursuant to ASC 280-10-50-26C, we remind you that an amount and qualitative description of the composition of other segment items shall be disclosed for each reportable segment even when an entity does not separately report significant segment expense categories and amounts. In addition, please help us better understand how your CODM is able to manage operations without looking at any expenses at the segment level.

The Registrant has revised the disclosures on pages F-37 and F-38 of Amendment No. 2 to disclose an amount and qualitative description of the composition of other segment items in accordance with ASC 280-10-50-26C.

The Registrant respectfully advises the Staff that the CODM currently utilizes segment Adjusted EBITDA, as well as segment revenues and other key operating metrics by segment (such as procedure volumes), to assess segment performance and manage operations. If there were to be an unexpected change in Adjusted EBITDA for one of the Registrant’s segments, then the CODM may review expense line items that were most significant to that segment on an exception basis, but the CODM does not look at disaggregated segment expenses on a regular basis.

* * * *

September 12, 2025

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc.

J. Anthony Martin, Lumexa Imaging Holdings, Inc.

Alexander E. Csordas, Sidley Austin LLP

Craig E. Marcus, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP